Free Writing Prospectus Dated June 4, 2020 Filed Pursuant to Rule 433 Registration No. 333-224329 Fixed Income Investor Presentation The Bank of N.T. Butterfield & Son Limited June 2020

Important Notice Disclaimer: This presentation has been prepared by us solely for informational purposes. This presentation has been prepared to assist interested parties in making their own evaluation of us and does not purport to contain all of the information that may be relevant. In all cases, interested parties should conduct their own investigation and analysis of us and the data set forth in this presentation and other information provided by or on behalf of us. This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any of our securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create an implication that there has been no change in our affairs after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. We cannot guarantee the accuracy of such information, however, and have not independently verified such information We have filed a registration statement (including a prospectus) and prospectus supplement with the Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the prospectus supplement in addition to the registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus and prospectus supplement may be obtained from Keefe, Bruyette & Woods, Inc. at 1-800-966-1559. Forward-Looking Statements : Certain of the statements made in this presentation are forward-looking statements within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934,as amended. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Our performance may vary due to a variety of factors, including the impact of the COVID-19 pandemic, the scope and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, worldwide economic conditions and fluctuations of interest rates, the successful completion and integration of acquisitions or the realization of the anticipated benefits of such acquisitions in the expected time-frames or at all, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our SEC reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s website at https://www.sec.gov. Except otherwise required by law, Butterfield assumes no obligation and does not undertake to review, update, revise or correct any of the forward-looking statements included herein, whether as a result of new information, future events or other developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. About Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including “core” net income and other financial measures presented on a “core” basis. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use. Reconciliations of these non-GAAP measures to corresponding GAAP financial measures are provided in the Appendix of this presentation. 2

Offering Summary Issuer (Ticker) The Bank of N.T. Butterfield & Son Limited (NYSE: NTB) Security Offered Fixed-to-floating rate subordinated notes due 2030 Expected Security Rating (1) A3 / BBB / A (Moody’s / S&P / KBRA) Offering Type SEC registered Term 10-years, non-call 5 years Non-call for 5 years; callable on any interest rate payment date at par thereafter, subject to Bermuda Monetary Optional Redemption Authority (“BMA”) approval Coupon Frequency Fixed rate for 5 years paid semi-annually; floating rate paid quarterly thereafter Covenants Consistent with Basel III regulatory requirements for Tier 2 capital as applied by the BMA General corporate purposes, which may include the repayment of a portion or all of our outstanding unsecured Use of Proceeds subordinated indebtedness Book-Running Manager Keefe, Bruyette & Woods , A Stifel Company Co-Manager Barclays Capital, Inc. 3 (1) A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and each rating should be evaluated independently of any other rating

Today’s Presenters Michael Collins Chairman & Group Chief Executive Officer • Named Group Chief Executive Officer in September of 2015 and named Chairman in July of 2017 • 30+ years of financial services experience • Prior to NTB, held senior positions at Morgan Guaranty Trust Company in New York, Bank of Bermuda and HSBC in Bermuda, where he was COO Michael Schrum Director & Group Chief Financial Officer • Named Group Chief Financial Officer in September of 2015 • 20+ years of financial services experience and is a Chartered Financial Analyst and a Fellow of the Institute of Chartered Accountants in England and Wales • Prior to NTB, served as CFO at HSBC Bank Bermuda Geographic Footprint Awards 4

Company Overview Company Highlights ‹ Franchise retail banking presence in Bermuda and Cayman 1 ‹ Bermuda Bank of the Year for 7 consecutive years in Bermuda and for the past 5 of 7 years in Leading Bank in Attractive Markets Cayman (1) ‹ 30%+ deposit market share in Bermuda and Cayman Islands, respectively, in 2019 ‹ Core ROATCE of 18.6% (2) 2 Diversified Business Mix, Strong ‹ Core ROATA of 1.2% (2) Capital Generation and Return ‹ Current dividend rate of $0.44 per common share per quarter ‹ AUA: $91.6bn (3) / AUM: $5.2bn ‹ 43% Loans / Deposits; 59% Cash + Securities / Total Assets 3 Efficient, Conservative ‹ 36% Risk-Weighted Assets / Total Assets ratio Balance Sheet ‹ NPLs / Loans of 1.27% ‹ Tier 1 Capital ratio of 17.5% ‹ Fee income ratio of 36.6% 4 Visible Earnings with Strong Fee ‹ Low-cost, historically stable customer deposit funding Income Generation ‹ Cost of deposits of 0.42% ‹ Last acquisition completed in Q3 2019 5 Experienced Team with Deep ‹ Management has an average of 25+ years of relevant industry experience Market Knowledge ‹ Combined decades of familiarity in key geographic markets Source: S&P Global Market Intelligence and Company documents; Conversion rate: 1 BMD$ = 1 US$ Note: All information in US$ as of or for the quarter ended 31-Mar-2020 unless noted otherwise (1) The Banker publication 5 (2) See the Appendix for a reconciliation of the non-GAAP measures (3) AUA for trust only, does not include custody; US$

1.1 Leading Bank in Attractive Markets NTB’s Credit Ratings Overview (1) Issuer Type Rating Rating Date Outlook Company Credit Ratings Kroll Deposit A+ 7/16/2019 Stable Senior Unsecured Debt A+ 7/16/2019 Stable Subordinated Debt A 7/16/2019 Stable Short-Term Deposit K1 7/16/2019 Stable Short-Term Debt K1 7/16/2019 Stable Moody's Baseline Credit Assessment baa2 4/3/2020 Stable Long- Term Issuer A3 4/3/2020 Stable Deposit A3 4/3/2020 Stable Subordinated Debt A3 4/3/2020 Stable S&P Issuer Credit Rating BBB+ 8/20/2019 Stable Subordinated Debt BBB 8/20/2019 Stable Country Issuer Rating Outlook Sovereign Credit Ratings Bermuda Moody's A2 S&P A+ 4/16/2020 Stable Cayman Islands Moody's Aa3 Guernsey (2) S&P AA- 1/17/2020 Stable Jersey (2) S&P AA- 1/17/2020 Stable Source: S&P Global Market Intelligence, Kroll Bond Rating Agency, S&P Global and Moody’s Investor Service 6 (1) A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own the methodology for assigning ratings and each rating should be evaluated independently of any other rating (2) Ratings reflect local currency long term outlook

BUTTERFIELD

1 Leading Bank in Attractive Markets

Who We Are and What We Do

Business Line	Banking			Wealth Management
Core Geographies	Bermuda (38% of Group deposits[1], 44% of Group loans[2])	Cayman Islands (27% of Group deposits[1], 20% of Group loans[2])	Channel Islands (35% of Group deposits[1], 36% of Group loans[2])	Bermuda; Cayman Islands; Channel Islands; Switzerland; Singapore; Bahamas
Clients	• Local residents • Captive insurers • Mid-market reinsurers	• Local residents • Captive insurers • Hedge funds	• Private clients & Funds • Trust companies • Intermediaries	• Private trust clients • Ultra-high net worth, multi-generational families from Europe, Asia, Latin America, and Middle East
Focus Areas / Key Statistics	• Global deposits fund local mortgages • \$11.8bn deposits, \$5.0bn net loans • 63% mortgages, 17% commercial loans[3] and 15% Commercial Real Estate			• Trust AUA: \$91.6bn[4] • Wealth Management AUM: \$5.2bn • Expansion in Asia
Industry Characteristics	Stable Asset Quality Historically Attractive Returns Limited Competition in Bermuda and Cayman Islands			Organic & Acquisition Growth Potential Diversified, Fee-Based Revenue Stable Trust Fee Income, Less Affected by Market Volatility Lower Capital Requirements

Source: Company documents; Financial data reported 31-Mar-2020 GAAP

Note: All information in US\$ as of 31-Mar-2020 unless noted otherwise. Conversion rate: 1 BMD\$ = 1 US\$

(1) Includes private banking deposits. Based on customer deposits
(2) Based on gross loans. Based on country in which loan was originated
(3) Commercial loans include government, commercial and industrial and commercial overdrafts loans
(4) AUA for trust only, does not include custody; US\$ as of 31-Mar-2020

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BUTTERFLELD

1 Leading Bank in Attractive Markets

Bermuda and Cayman Islands

Bermuda's Insurance & Reinsurance Market			Cayman Islands' Financial Services Market		
#2 Global Reinsurance Market	#1 Captive Insurance Domicile	#1 Insurance Linked Securities Domicile	#1 Fund Domicile	#2 Captive Insurance Domicile	International Financial Center
15 of the top 40 global reinsurers	*700+ captive insurers*	*70%+ of issuance and outstanding securities*	*60%+ of global hedge funds by number and net assets*	*300+ Single Parent Captive Insurers*	*Over 40 of the world's 50 largest banks*

Global capital: Inexpensive customer deposits (primarily USD) held by local banks exceed 3x GDP in Bermuda and Cayman Islands

Key Market Attributes

- British Overseas Territories, English Common Law, UK Privy Council final court of appeal
- FATCA / CRS tax transparency requires reporting on foreign nationals to ~80 tax authorities annually, including US tax persons to the IRS
- The Bermuda Monetary Authority (BMA) and the Cayman Islands Monetary Authority (CIMA) are primary financial services regulators
- Bermuda: As of 2019, # 6 jurisdiction in Gross National Income per capita and 5.2% unemployment
- Cayman Islands: As of 2019, # 9 jurisdiction in Gross National Income per capita and as of 2018 3.4% unemployment

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Source: S&P Global Market Intelligence, Economics and Statistics Office of the Cayman Islands and Bermuda Online, Bermuda and Cayman Islands Monetary Authority, Carey Olsen, KPMG, Bermuda Business Development Agency

1.1 Leading Bank in Attractive Markets Channel Islands A Leading International Financial Center and Banking Market • Recently completed the acquisition of ABN AMRO’s Channel Islands Banking, United Kingdom Investment Management and Custody services London  • As British Crown Dependencies, the Channel Islands are among the leading and best-regulated offshore financial centers with a long tradition of servicing an international client base • Comprised of five islands with the largest being Guernsey and Jersey • The islands have a well-developed financial infrastructure offering banking, Guernsey Paris investment advice and management, fiduciary and custodian services  Jersey • A long track record in offshore banking, servicing structured finance and other bespoke products to support international companies and capital formation France • Strong supervisory and regulatory regime with full Basel III conformance Attractive Economic Backdrop Recent Acquisition • Small open economies with steady economic growth • Recently acquired ABN AMRO’s Channel Islands business consisting of: • Stable political and social environment ◦ £2.9 billion in deposits with a cost of 0.97% • Butterfield is positioned for continued market growth given our relationship driven business model ◦ £500 million in loans with a yield of 2.81% • As global banks simplify their international footprint, Butterfield remains well ◦ £3.5 billion in Assets Under Management positioned to consolidate at attractive valuations 9 Source: Government of Jersey and Guernsey Census and statistical data

BUTTERFLELD

1 Leading Bank in Attractive Markets

COVID-19 Update

Initial Assessment/Community Actions

- Business continuity/social distancing/remote working implemented for staff
- Three month deferral on residential and personal mortgage payments – corporate clients offered needs-based assistance
  - 10-15% of customers have opted not to defer
- Providing essential banking services throughout health crisis
- Delayed previously announced card related fee increases
- Providing urgent community support across all jurisdictions

Short-term Implications

- Tourism credit and revenue streams being closely monitored
  - Bermuda (~17% GDP)
  - Cayman (~25% GDP)
- Impact of lower interest rates on NIM – cash/short-term securities and variable rate loans
- Card services fees impacted by lower tourism and weakened economic activity
- Likelihood of increased pre-payment speeds on MBS book

Medium/Long-term Implications

- Sustained, ultra low interest rates would alter earnings profile of Bank
  - Greater prominence of fee businesses
  - Enhanced focus on operating efficiency
  - Capital management emphasis on supporting dividends
- Possible M&A opportunities as larger banks review less strategic jurisdictions and businesses

Direct Hotel and Restaurant Lending Exposure (2020Q1)

	(US$ Millions)	%
Hotel Operators	$182.5	11.2%
Hotel Construction	24.8	1.5%
Restaurants	6.8	0.4%
Other Commercial and CRE Loans	1,412.4	86.8%
Total Commercial and CRE Loans	$1,626.5	100.0%

- First quarter 2020 saw less than 1% of non-accrual loans in the hotel sector and zero non-accrual loans in restaurant sectors
- Hotel construction financing consists of well known and highly experienced borrowers, with well structured and secured transactions
- Hotel and restaurant exposure is primarily in Bermuda (<1% outside of Bermuda)
- Residential lending will continue to be monitored, particularly borrowers employed in hospitality or who have tourism accommodations
- Total hospitality related undrawn committed loans is $35 million

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Source: Company documents; Financial data reported per GAAP as of 31-Mar-2020

1.1 Leading Bank in Attractive Markets Historical Financial Profile & Profitability Total Assets (US$ Billions) Gross Loans (US$ Billions) $13.9 $13.2 $11.1 $10.8 $10.8 $5.2 $5.0 $4.1 $3.6 $3.8 2016 2017 2018 2019 2020Q1 2016 2017 2018 2019 2020Q1 Core ROAA (1) Core ROATCE (2) (%) 25.6% 22.4% 23.4% 1.8% 20.5% 1.6% 18.6% 1.5% 1.3% 1.2% 2016 2017 2018 2019 2020Q1 2016 2017 2018 2019 2020Q1 Source: S&P Global Market Intelligence and Company documents; Financial data per GAAP Note: See the Appendix for reconciliation of the non-GAAP measures; data annualized where applicable 11 (1) Core ROAA is a non-GAAP measure calculated as core net income / average assets (2) Core ROATCE is a non-GAAP measure calculated as core net income attributable to common shareholders / average tangible common equity

BUTTERFIELD

2 Strong Capital Generation and Return

First Quarter 2020 Highlights

- Net income of $40.3 million, or $0.77 per share
- Core Net Income[1] of $40.8 million, or $0.78 per share
- Return on average common equity of 16.6%; core return on average tangible common equity[1] of 18.6%
- Net Interest Margin of 2.63%, cost of deposits of 0.42%
- CECL adoption 2020Q1 reserve build of $5.2 million added to the transition adjustment of $7.8 million as of January 1, 2020
- Cash dividend of $0.44 per common share and active share repurchases

(US$ Millions)	2020Q1	vs. 2019Q4 $	vs. 2019Q4 %	vs. 2019Q1 $	vs. 2019Q1 %
Net Interest Income	$ 87.6	$ 1.4		$ (0.4)	
Non-Interest Income	47.6	(2.1)		4.2	
Prov. for Credit Losses	(5.2)	(4.8)		(5.2)	
Non-Interest Expenses[2]	(89.1)	2.9		(8.1)	
Other Gains (Losses)	(0.6)	(0.9)		(2.3)	
Net Income	$ 40.3	$ (3.6)	(8.2)%	$ (11.8)	(22.7)%
Non-Core Items[1]	0.5	1.8		0.9	
Core Net Income[1]	$ 40.8	$ (5.4)	(11.8)%	$ (11.0)	(21.2)%

Core Return on Average Tangible Common Equity[1]


25.6%
24.6%
22.5%
21.1%
18.6%
2019Q1
2019Q2
2019Q3
2019Q4
2020Q1

Core Net Income[1] (US$ Millions)


$51.7
$51.1
$48.8
$46.2
$40.8
2019Q1
2019Q2
2019Q3
2019Q4
2020Q1

Source: Company documents; Financial data reported per GAAP
(1) See the Appendix for a reconciliation of the non-GAAP measures
(2) Includes income taxes

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1.2 Strong Capital Generation and Return History of Excess Capital Generation Regulatory Capital (Basel III) - Total Capital Ratio (1) TCE / TA (%) 19.8% 16.3% 14.1% (2) Butterfield Current BMA 2020 Required US Peer Median (2) • Conservative capital ratios reflect prudent and balanced capital management and strong capital generation • CET1 and Total Capital Ratios are well-above Basel III regulatory requirements • TCE/TA ratio reflects the low-risk asset profile Source: Company documents; Financial data reported 31-Mar-2020 GAAP 13 (1) In accordance with regulatory capital guidance, the Bank has elected to make use of transitional arrangements which allow the deferral of the January 1, 2020 CECL impact of $7.8 million on its regulatory capital over a period of 5 years (2) Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks

1.2 Strong Capital Generation and Return Solid Capital Base Common Equity Tier 1 Ratio Tangible Common Equity Ratio 19.6% 7.5% 18.2% 7.1% 6.8% 17.3% 17.5% 6.3% 15.3% 5.9% 7.0% 2016 2017 2018 2019 2020Q1 2016 2017 2018 2019 2020Q1 Common Equity Tier 1 Ratio Basel III minimum • Prudent capital management with significant buffer exceeding Total Capital Ratio regulatory requirements 22.4% 19.9% 19.4% 19.8% • All regulatory capital ratios above peer levels 17.6% • Low risk density of balance sheet 10.5% ◦ ~60% of total assets in cash and securities, mostly AAA rated ◦ 36% risk weighted assets / total assets at 31 March 2020 2016 2017 2018 2019 2020Q1 Total Capital Ratio Basel III minimum 14 Source: S&P Global Market Intelligence and Company documents; Financial data per GAAP

1.2 Strong Capital Generation and Return Capital Composition Composition of Capital (US$ Millions) $968 $952 $947 $846 $122 $103 $110 $770 $74 $103 $849 $849 $837 $772 $667 2016 2017 2018 2019 2020Q1 CET1 / Tier 1 Tier 2 Current Outstanding Subordinated Debt Interest Rate From Principal Earliest Date Redeemable at Contractual Interest Rate Until Earliest Date Redeemable Outstanding Long-term Debt the Bank's Option Maturity Date Date Redeemable to Contractual Maturity ($000s) 2005 Issuance - Series B July 2, 2015 July 2, 2020 5.11% 3 Month LIBOR + 1.695% $45,000 2008 Issuance - Series B May 27, 2018 May 27, 2023 8.44 3 Month LIBOR + 4.929% 25,000 2018 Issuance June 1, 2023 June 1, 2028 5.25 3 Month LIBOR + 2.255% 75,000 Total $145,000 15 Source: Company documents

1.3 Efficient, Conservative Balance Sheet Overall Asset Mix Average Asset Composition Investment Portfolio Investment Portfolio (US$ Billions) Composition (1) Rating Distribution (1) MBS Other A $13.7 2.6% 1.0% AA 0.3% BBB 2.9% 0.5% 0.1% $12.4 3.0% $10.9 $11.0 $10.9 $4.5 bn U.S. $4.5 bn 3.2% 3.2% 3.2% 37.5% Government & AAA 35.1% Federal Agencies 99.1% 96.4% 36.1% 33.5% 36.6% 32.8% • Majority of total assets in highly liquid, AAA-rated U.S. Agency 35.9% securities 36.3% 41.7% 42.0% • Prudently taking credit risk only in areas where we have expertise • Large securities portfolio results from a strong and stable core deposit franchise combined with lending opportunities limited to 26.0% 26.8% 24.4% current operating jurisdictions 21.7% 18.1% • Conservative approach to asset management, with strategically 2016 2017 2018 2019 2020Q1 low investment portfolio credit exposure Cash and equivalents Investment in Securities Loans Other 16 Source: Company documents; Financial data reported per GAAP (1) Investment portfolio excludes short term investments and securities purchased under agreements to resell

1.3 Efficient, Conservative Balance Sheet Low Loans / Deposits and RWA / Assets Gross Loans / Deposits Risk-Weighted Assets / Total Assets 73% 73% 78% 72% 71% 71% 74% 75% 76% 69% 43% 43% 39% 39% 40% 40% 42% 35% 36% 36% 2016 2017 2018 2019 2020Q1 2016 2017 2018 2019 2020Q1 Peer Median (1) NTB Peer Median (1) NTB • Historically highly liquid, conservative and stable balance sheet composition • Lower balance sheet leverage as compared to peers with significantly lower risk density • Conservative and consistent loan underwriting 17 Source: S&P Global Market Intelligence and Company documents; Financial data reported per GAAP (1) Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks

1.3 Efficient, Conservative Balance Sheet Stable Portfolio, Attractive Characteristics Loan Portfolio by Type (1) Residential Loan Market Characteristics 120% (US$ Billions) • 2019 average yield of 5.18% on consumer loans, 14.00% Attractive Yields $3.6 $3.8 $4.0 $5.1 $5.0 including residential mortgages 100% 5% 4% 4% 5% 5% 12.00% 3% 5% 3% 7% 7% 10% 13% 10% 11% 10% 80% 10.00% Rate Sensitivity • 82% of loans are floating 17% 15% 14% 15% 15% 8.00% 60% 5.10% 5.47% 5.36% 6.00% Historically • Refinancing costs strongly disincentivize refinancing 4.78% 4.80% 40% Predictable Flows activity 65% 65% 65% 62% 63% 4.00% 20% 2.00% • Manual review by experienced underwriters • Historically conservative LTV’s 0% 0.00% 2016 2017 2018 2019 2020Q1 Favorable Credit • 75.6% of residential loans below 70% LTV in 2019 Risk Characteristics Residential Commercial RE Other Commercial • Full recourse in Bermuda and Cayman Government Consumer Loan Yield • Historically resilient with only 23 bps of peak loss in 2009/10 cycle Loan Portfolio by Geography Cayman Commercial Loan Market 20.0% Bermuda 44.0% Favorable Credit • Personal recourse on non-RE lending Risk Characteristics • Origination standards below 65% LTV $5.0 bn (1) • Underlying collateral for the C&I loans typically include Historically Stable assignment of long-term leases (with WAL>7 years) in Channel Loan Structures addition to the commercial property itself Islands & UK 36.0% 18 Source: S&P Global Market Intelligence and Company documents; Financial data reported per GAAP (1) Total based on net loans, breakout based on gross loans

1.3 Efficient, Conservative Balance Sheet Residential & Commercial Loans Residential Mortgage Loans Commercial Loans (US$ Billions) (US$ Billions) $3.2 $3.2 $2.7 $2.5 $1.7 $1.6 $2.3 48.0% 47.1% 37.0% 25.3% 32.2% $1.2 44.6% 45.9% $1.1 $1.1 23.1% 21.5% 20.9% 17.7% 18.3% 46.9% 51.7% 56.5% 22.0% 22.5% 8.6% 2.7% 1.7% 13.6% 2.6% 51.6% 10.4% 46.3% 42.2% 34.3% 34.6% 1.9% 2.4% 41.8% 31.7% 29.0% 30.7% 32.8% 2016 2017 2018 2019 2020Q1 2016 2017 2018 2019 2020Q1 Bermuda Cayman UK and Channel Islands Commercial and Industrial Commercial Overdrafts Government Commercial Real Estate 19 Source: Company documents; Financial data reported per GAAP

1.3 Efficient, Conservative Balance Sheet Deposit Composition Deposit Composition by Type Deposit Composition by Geography (%) (US$ Billions) 0.7% $13,500 1.00% 9.7% 14.0% $12.4 17.0% 36.7% 35.0% $11.8 30.2% 30.8% $11,500 35.4% 24.5% 0.80% 27.8% 27.6% $10.0 24.3% $9.5 $9.5 59.4% 55.2% $9,500 47.6% 18.1% 37.5% 18.0% 35.5% 18.0% 20.9% 18.2% 0.60% $7,500 2016 2017 2018 2019 2020Q1 23.8% 57.5% Bermuda Cayman Channel Islands and the UK Other (1) 26.0% 22.4% 57.5% $5,500 58.1% 0.47% 0.40% 56.0% 56.7% 0.42% Deposit Composition by Currency (%) $3,500 15% 17% 20% 0.20% 30% 30% $1,500 0.18% 0.12% 0.11% 85% 83% 80% -$500 2016 2017 2018 2019 2020Q1 0.00% 70% 70% Int. Bearing Demand Deposits Non-Int. Bearing Demand Deposits Term Deposits Cost of Deposits 2015 2016 2017 2018 2019 USD / USD Pegged Other (2) 20 Source: S&P Global Market Intelligence and Company documents (1) Other refers to the Company’s Bahamas operations which ceased in 2017 (2) Primarily Euros and Pound Sterling (GBP)

1.3 Efficient, Conservative Balance Sheet Strong Asset Quality Residential Loan Composition by LTV Band (1) NPA / Assets (%) >90% 5.4% 70% - 90% <50% 20.5% 27.0% 0.5% 0.5% 0.4% 0.4% 0.4% $3.2 bn 50% -70% 47.2% 2016 2017 2018 2019 2020Q1 Net Charge-Off Ratio • Historically stable asset quality backed by conservative 0.10% underwriting standards with deep local market expertise 0.08% • The majority of the bank’s loans are residential mortgages and 0.06% manually underwritten, with standardized processes to recover collateral if needed 0.04% 0.02% • Approximately 75% of residential mortgages with LTVs below 0.02% 0.01% 70% -% 0.00% • Limited exposures to hotel and hospitality industries in the 2019Q1 2019Q2 2019Q3 2019Q4 2020Q1 commercial lending book 21 Source: Company documents; Financial data reported per GAAP (1) As of 31-Mar-2020

1.3 Efficient, Conservative Balance Sheet Current Expected Credit Losses (CECL) ACL / Total Loans ACL by Loan Type (US$ Millions) 0.80% 0.72% $50.0 0.70% 0.62% 0.62% 0.60% 12/31/2019 1/1/2020 3/31/2020 0.60% $40.0 0.51% $36.2 Loans 0.50% 0.46% $31.4 $30.0 Commercial $7.3 $11.4 $15.5 0.40% $25.0 $24.1 $23.9 $23.6 0.30% $20.0 Commercial Real Estate 1.5 2.5 2.6 0.20% Consumer 1.5 4.0 4.6 $10.0 0.10% Residential Mortage 13.3 13.5 13.5 0.00% $0.0 Total $23.6 $31.4 $36.2 2019Q1 2019Q2 2019Q3 2019Q4 1/1/2020 2020Q1 ACL ACL / Total Loans 2020Q1 Highlights CECL Assumptions • CECL adoption impact • The adoption of CECL is driving reserve build through lifetime losses, past and current conditions as well as a reasonable and supportable forecast ◦ The adoption of CECL resulted in a ‘Day 1’ increase of $7.8 million • The bank employs a PD/LGD approach in calculating its expected losses ◦ Historical PD’s are adjusted using forecasted macro-economic variables ◦ 2020Q1 reserve build of $5.2 million such as GDP growth and unemployment rates to reflect the forward- looking lifetime view ◦ Consumer and commercial lending book experienced the largest increases ◦ The bank uses both internal data as well as credible external data sources to derive assumptions used within the expected credit loss calculations 22 Source: Company documents; Financial data reported per GAAP Note: 31-Dec-2019 ACL indicates specific allowance for credit losses

1.3 Efficient, Conservative Balance Sheet Strong Asset Quality Non Accrual Loans Group TDRs (US$ Millions) (US$ Millions) $60.0 $53.1 2.8% $50.4 $120.0 5.0% $48.7 $2.2 $48.5 $2.3 $100.0 $50.0 $2.4 $3.6 2.3% 4.0% $43.9 $1.7 $80.1 $80.1 $79.7 $7.5 $76.1 $5.4 $46.4 $47.3 $80.0 $40.0 $4.9 1.8% 3.0% $40.9 $40.9 $38.9 $60.0 $50.8 $30.0 1.3% 2.0% 1.3% $40.0 1.2% $20.0 1.2% 0.8% 1.0% 1.0% 1.1% $20.0 $10.0 0.3% $0.0 0.0% 2016 2017 2018 2019 2020Q1 $0.0 (0.2%) Bermuda Cayman Islands 2016 2017 2018 2019 2020Q1 Accruing TDR Balance Non Accruing TDR Balance % of Total Loans Bermuda Cayman Islands Channel Islands & UK % of Total Loans Group 90 Days Past Due and Still Accruing 0.9% • Historically stable asset quality backed by conservative underwriting $20.0 (US$ Millions) 0.8% with deep local market expertise $15.6 0.7% $15.0 0.6% • The bank has implemented automatic (opt-out) mortgage payment $10.8 0.5% deferrals for 90 days in response to COVID-19 $10.0 $9.2 $11.3 0.4% $4.9 $2.6 $6.5 0.3% $0.2 $4.4 0.3% $5.0 $0.6 0.2% 0.3% $1.5 $0.6 0.2% 0.1% 0.2% 0.1% $6.6 $2.9 $6.3 $3.7 $5.4 $0.0 0.0% 2016 2017 2018 2019 2020Q1 Bermuda Cayman Islands Channel Islands & UK % of Total Loans 23 Source: Company documents

1.4 Visible Earnings Net Interest Margin Net Interest Margin (%) 6.00% • Loan yield impacted by 5.47% partially passing on lower 5.36% 5.10% market rates 5.00% 4.78% 4.80% • Securities yield reflective of historic deployment to protect margin in lower rate 4.00% environment 3.25% 2.89% 2.78% 2.86% • Cost of deposits repricing due 3.00% 2.73% 2.71% to lower market rates 2.45% 2.22% 2.63% 1.95% 2.00% 1.00% 0.47% 0.42% 0.12% 0.11% 0.18% 0.00% 2016 2017 2018 2019 2020Q1 Yield on Loans Net Interest Margin Yield on Securities Cost of Deposits 24 Source: S&P Global Market Intelligence and Company documents; Financial data reported per GAAP

1.4 Visible Earnings Interest Rate Sensitivity Average Balance - Balance Sheet Interest Rate Sensitivity - % change in Net Interest Income Average Balances (US$ Millions) Weighted Average 2020Q1 vs. 2019Q4 Duration vs. 2019Q4 Life Cash & Reverse Repos 2,529.6 (243.9) N/A N/A N/A S/T Invest. 1,151.5 133.1 0.2 (0.1) N/A AFS 2,319.8 48.1 2.6 (0.2) 4.2 HTM 2,181.1 (79.6) 3.1 (0.5) 4.6 (1) Total 8,182.0 (142.3) • Cash and short term investment balances expected to decline medium term as excess cash is added to AFS / HTM portfolio • The lower US rate environment across the forward curve has significantly changed the interest rate sensitivity for the Bank • A 100bps reduction in interest rates is expected to increase net interest income by 11.6% as a negative US interest rate environment would ultimately result in negative rates being charged on customer deposits, while fixed rate assets would continue to generate revenue Source: Company documents; Financial data reported per GAAP 25 Note: The HTM portfolio is comprised of securities with negative convexity which typically exhibit higher prepayment speeds when assuming lower future rates (1) Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks. 2019Q4 comparative data is used as 202Q1 peer information was not widely available at time of publication

1.4 Visible Earnings Diverse Fee Revenues 2020Q1 Non-Interest Income Mix Non-Interest Income Trend (US$ Millions) (US$ Millions) (In US$ millions) $49.7 2020Q1 vs. 2019Q4 $46.6 $47.6 $43.4 $44.2 Asset management $ 7.8 $ 0.1 Banking 11.2 (2.8) FX Revenue 10.8 0.9 Trust 12.2 (0.8) Custody and Other 3.6 0.1 Other 2.0 0.3 Total Non-Interest Income $ 47.6 $ (2.1) 2019Q1 2019Q2 2019Q3 2019Q4 2020Q1 • Non-interest income down 4.3% sequentially and up 9.7% compared to the first quarter of 2019 • Card services fee income (included in Banking non-interest income) was adversely impacted by lower sales volume in March 2020, due to COVID-19 related economic slowdown as well as seasonally lower first quarter card fees • Fee income ratio of 36.6% in the first quarter of 2020 remains higher than the peer average (1) • Recently completed acquisition of ABN AMRO (Channel Islands) will further enhance our fee income 26 Source: Company documents; Financial data reported per GAAP (1) Includes US banks identified by management as a peer group. Please see the Appendix for a list of these banks

1.4 Visible Earnings Non-interest Expense Core Non-Interest Expense Trend (1) (US$ Millions) Core Non-Interest Expenses* vs. 2019Q4 $110.0 (In US$ millions) 2020Q1 $ % 140.0% $91.6 (1) $87.6 Salaries & Benefits $ 44.1 $ (2.5) (5.4)% $90.0 $84.0 $80.3 $79.2 120.0% Technology & Comm. 16.4 (0.1) (0.6)% Property 7.3 0.3 3.6% $70.0 100.0% Professional & O/S Services 5.8 (0.7) (11.3)% 80.0% $50.0 66.3% Indirect Taxes 5.5 0.2 4.2% 60.1% 60.3% 62.1% 63.8% Intangible Amortization 1.4 (0.1) (1.0)% 60.0% $30.0 Marketing 1.6 (1.5) (49.9)% 40.0% Other 5.5 0.4 9.8% $10.0 Total Core Non-Interest Expenses (2) $ 87.6 $ (4.0) (4.3)% 20.0% Non-Core Expenses* 0.5 (1.8) 79.1% ($10.0) 2019Q1 2019Q2 2019Q3 2019Q4 2020Q1 0.0% Non-Interest Expenses $ 88.1 $ (5.8) (6.2)% Core Non-Interest Expenses Core Efficiency Ratio • 2020Q1 core cost / income ratio (2) of 63.8% is above through cycle target but lower than the 66.3% in the prior quarter • 2020Q1 core expenses returned to expected range due to: o Completed headcount reductions in Channel Islands o Lower marketing expenses following re-sequencing new brand rollout and reduced travel expenses and client event costs Source: Company documents; Financial data reported per GAAP 27 (1) Includes Non-Service Employee Benefits Expense (2) See the Appendix for a reconciliation of the non-GAAP measure

BUTTERFIELD

5 Experienced Team with Deep Market Knowledge

Leadership Team

	Title	Age	Experience	Year Joined
Michael Collins	*Chairman & Group Chief Executive Officer*	57	30+	2009
Michael Schrum	*Group Chief Financial Officer*	51	20+	2015
Elizabeth Bauman	*Group Head of Human Resources*	60	25+	2015
Andrew Burns	*Group Head of Internal Audit*	41	17+	2007
Siân Dalrymple	*Group Head of Compliance*	56	25+	2017
Mike McWatt	*Managing Director, Cayman*	54	25+	1999
Shaun Morris	*General Counsel & Group Chief Legal Officer*	60	30+	2012
Michael Neff	*Managing Director, Bermuda*	56	30+	2011
Richard Saunders	*Managing Director, Channel Islands*	50	20+	2000

Source: Company documents

28

Interest Coverage Ratio (dollars in millions) For the Twelve Months Ended Three Months Ended PF for PF for $100mm $100mm Sub Debt Sub Debt Raise & Raise & $70mm $70mm Repayment Repayment 12/31/16 12/31/17 12/31/18 12/31/19 12/31/19 3/31/20 3/31/20 PF Interest Coverage Earnings: Income From Continuing Operations Before Taxes $116.7 $154.3 $196.5 $175.7 $174.6 $41.3 $41.0 (+) Interest Expense: Debt 4.6 5.0 7.0 7.9 9.0(1) 1.9 (1) 2.1 Earnings (Before Corporate Debt Interest) $121.2 $159.3 $203.5 $183.6 $183.6 $43.2 $43.2 A (+) Interest Expense: Deposit 11.8 10.9 17.6 51.5 51.5 12.9 12.9 Earnings (Before Corporate Debt & Deposit Interest) 133.1 170.2 221.1 235.1 235.1 56.1 56.1 B Interest Expense: Interest Expense: Debt 4.6 5.0 7.0 7.9 9.0(1) 1.9(1) 2.1 Preferred Dividends 14.0 0.0 0.0 0.0 0.0 0.0 0.0 Interest Expense, Excluding Interest on Deposits 18.5 5.0 7.0 7.9 9.0 1.9 2.1 C Interest on Deposits 11.8 10.9 17.6 51.5 51.5 12.9 12.9 Interest Expense, Including Interest on Deposits 30.4 15.9 24.6 59.4 60.5 14.8 15.1 D Interest Coverage (Excluding Deposit Interest Expense) - A / C 6.5x 32.2x 29.1x 23.3x 20.4x 23.1x 20.2x Interest Coverage (Including Deposit Interest Expense) - B / D 4.4x 10.7x 9.0x 4.0x 3.9x 3.8x 3.7x Source: Company documents; Financial data reported per GAAP 29 Note: Inconsistencies in calculations due to rounding (1) Interest expense pro forma for 5.500% coupon on $100mm sub debt raise less repayment of already existing tranches of sub debt ($45mm @ 5.11% and $25mm @ 8.44%)

Appendix

BUTTERFIELD

Appendix

Consolidated Financial Highlights

($mm except per share data)	Year Ended December 31, 2015	2016	2017	2018	2019	Quarter Ended, 3/31/20
Summary Balance Sheet:						
Total Assets	$10,276	$11,104	$10,779	$10,773	$13,922	$13,197
Gross Loans	4,049	3,615	3,812	4,069	5,166	5,037
Deposits [1]	9,182	10,034	9,536	9,452	12,442	11,753
Gross Loans / Deposits	44.2%	36.1%	40.0%	43.2%	41.6%	42.9%
Profitability:						
Return on Average Assets	0.8%	1.1%	1.4%	1.8%	1.4%	1.2%
Return on Average Equity	10.1%	8.9%	19.9%	23.1%	19.1%	16.6%
Net Interest Margin (FTE)	2.48%	2.45%	2.73%	3.25%	2.86%	2.63%
Efficiency Ratio	74.0%	69.3%	66.2%	61.8%	66.4%	64.1%
Non-interest Income / Net Revenue [2]	37.5%	36.7%	34.8%	32.5%	34.7%	36.6%
Net Income	$78	$116	$153	$195	$177	$40
Diluted EPS	$1.23	$1.18	$2.76	$3.50	$3.30	$0.77
Asset Quality:						
Reserves / Total Loans	1.22%	1.22%	0.93%	0.62%	0.46%	0.72%
NPLs / Total Loans	2.00%	1.60%	1.30%	1.40%	1.30%	1.27%
NCOs / Avg. Loans	0.20%	0.30%	0.08%	0.08%	0.03%	0.01%
Capital Ratios:						
CET1 Ratio	12.0% [3]	15.3%	18.2%	19.6%	17.3%	17.5%
Leverage Ratio	6.4% [3]	5.8%	6.9%	7.6%	5.9%	6.1%
Tier 1 Capital Ratio	16.2% [3]	15.3%	18.2%	19.6%	17.3%	17.5%
Total Capital Ratio	19.0% [3]	17.6%	19.9%	22.4%	19.4%	19.8%

Source: S&P Global Market Intelligence and Company documents; Financial data reported per GAAP
Note: Inconsistencies in calculations due to rounding
(1) Includes customer and bank deposits
(2) The ratio is calculated as non-interest income / (non-interest income plus net interest income after provisions for credit losses)
(3) All 2015 capital ratios were calculated under Basel II as per 20-F

31

BUTTERFLID

Appendix

Non-GAAP Financial Reconciliation

(in millions of US Dollars, unless otherwise indicated)

		2020	2019			
		Q1	Q4	Q3	Q2	Q1
Net income	A	$ 40.3	$ 43.9	$ 42.4	$ 38.6	$ 52.1
Non-core (gains), losses and expenses						
Non-core (gains) losses						
Gain on disposal of a pass-through note investment (formerly a SIV)		—	—	—	—	(1.0)
Total non-core (gains) losses	B	$ —	$ —	$ —	$ —	$ (1.0)
Non-core expenses						
Early retirement program, redundancies and other non-core compensation costs		0.4	2.2	2.8	11.3	—
Business acquisition costs		0.1	0.1	3.6	1.2	0.6
Total non-core expenses	C	$ 0.5	$ 2.3	$ 6.4	$ 12.5	$ 0.6
Total non-core (gains), losses and expenses	D=B+C	0.5	2.3	6.4	12.5	(0.4)
Core net income to common shareholders	E=A+D	$ 40.8	$ 46.2	$ 48.8	$ 51.1	$ 51.7
Average shareholders' equity		973.3	964.8	948.4	905.7	893.4
Average common equity	F	973.3	964.8	948.4	905.7	893.4
Less: average goodwill and intangible assets		(94.2)	(95.3)	(87.1)	(73.0)	(74.9)
Average tangible common equity	G	879.1	869.5	861.3	832.7	818.5
Return on equity	A/F	16.6%	18.0%	17.8%	17.1%	23.7%
Core return on average tangible common equity	E/G	18.6%	21.1%	22.5%	24.6%	25.6%
Core earnings per common share fully diluted						
Adjusted weighted average number of diluted common shares (in thousands)	H	52.4	53.3	53.6	53.5	54.2
Earnings per common share fully diluted	A/H	0.77	0.82	0.79	0.72	0.96
Non-core items per share	D/H	0.01	0.05	0.12	0.23	(0.01)
Core earnings per common share fully diluted	E/H	0.78	0.87	0.91	0.95	0.95
Core return on average tangible assets						
Total average assets	I	$ 13,761.4	$ 13,814.7	$ 13,519.2	$ 11,294.3	$ 11,177.1
Less: average goodwill and intangible assets		(94.2)	(95.3)	(87.1)	(73.0)	(74.9)
Average tangible assets	J	$ 13,667.2	$ 13,719.4	$ 13,432.1	$ 11,221.3	$ 11,102.2
Return on average assets	A/I	1.2%	1.3%	1.2%	1.4%	1.9%
Core return on average tangible assets	E/J	1.2%	1.3%	1.4%	1.8%	1.9%

32

Source: Company documents

BUTTERFIELD

Appendix

Non-GAAP Financial Reconciliation (cont'd)

(in millions of US Dollars, unless otherwise indicated)

		2020	2019			
		Q1	Q4	Q3	Q2	Q1
Tangible equity to tangible assets						
Shareholders' equity	K	$ 980.5	$ 963.7	$ 964.6	$ 928.7	$ 896.2
Less: goodwill and intangible assets		(91.2)	(96.5)	(93.4)	(72.2)	(74.1)
Tangible common equity	L	889.3	867.2	871.2	856.5	822.1
Total assets	M	13,197.4	13,921.6	14,216.3	11,229.0	11,643.1
Less: goodwill and intangible assets		(91.2)	(96.5)	(93.4)	(72.2)	(74.1)
Tangible assets	N	$ 13,106.2	$ 13,825.1	$ 14,122.9	$ 11,156.8	$ 11,569.0
Tangible common equity to tangible assets	L/N	6.8%	6.3%	6.2%	7.7%	7.1%
Tangible book value per share						
Basic participating shares outstanding (in millions)	O	51.4	52.4	53.2	53.0	53.3
Tangible book value per common share	L/O	17.3	16.6	16.4	16.2	15.4
Efficiency ratio						
Non-interest expenses		$ 88.1	$ 93.9	$ 90.4	$ 91.7	$ 80.9
Less: Amortization of intangibles		(1.4)	(1.5)	(1.5)	(1.2)	(1.3)
Non-interest expenses before amortization of intangibles	P	86.7	92.4	88.9	90.5	79.6
Non-interest income		47.6	49.7	46.6	44.2	43.4
Net interest income before provision for credit losses		87.6	86.2	86.3	85.2	88.0
Net revenue before provision for credit losses and other gains/losses	Q	$ 135.2	$ 136.0	$ 133.0	$ 129.4	$ 131.4
Efficiency ratio	P/Q	64.1%	68.0%	66.9%	70.0%	60.6%
Core efficiency ratio						
Non-interest expenses		$ 88.1	$ 93.9	$ 90.4	$ 91.7	$ 80.9
Less: non-core expenses	(C)	(0.5)	(2.3)	(6.4)	(12.5)	(0.6)
Less: amortization of intangibles		(1.4)	(1.5)	(1.5)	(1.2)	(1.3)
Core non-interest expenses before amortization of intangibles	R	86.2	90.1	82.5	78.0	79.0
Net revenue before provision for credit losses and other gains/losses	S	135.2	136.0	133.0	129.4	131.4
Core efficiency ratio	R/S	63.8%	66.3%	62.1%	60.3%	60.1%

33

Source: Company documents

Appendix Commentary on Factors Influencing Covid-19 Implications The short- and medium/long-term implications of the pandemic on our business, financial condition, liquidity and results of operations will depend on factors such as, but not limited to the following: • The duration and scope of the pandemic and related economic fallout • The pace and magnitude of the economic recovery in the jurisdictions in which we operate • The interest rate environment • The time it takes for tourism in Bermuda and Cayman to recover • Increased unemployment and decreased business in the jurisdictions in which we operate • An increase in defaults on our residential mortgage loans • Ratings downgrades, credit deterioration and defaults in many industries, including the hotel/restaurants/hospitality sector and commercial real estate • An increase in exposure to sovereign risk in our jurisdictions, such as downgrades in sovereign credit ratings or defaults on government debt • A decrease in the rates and yields on US Government guaranteed securities, which may lead to a decrease in the quality of our investment portfolio • Significant draws in credit lines, as customers and clients seek to increase liquidity • Volatility of market conditions and increased demands on capital and liquidity, leading the Bank to cease repurchases of its common shares • A reduction in the value of the assets under administration for the trust and custody businesses, which may affect related fee income and/or demand for these services • Heightened cybersecurity, data privacy, information security and operational risks as a result of remote working arrangements implemented for staff • Actions that have been, or may be taken in the future, by governmental authorities in response to the pandemic, such as a suspension of mortgage and other loan payments and foreclosures • Heightened risk of litigation and governmental and regulatory scrutiny as a result of the effects of COVID-19 on market and economic conditions and actions governmental authorities take in response to those conditions 34 Source: Company documents

Appendix Peer Group Our peer group includes the following banks, noted by their ticker symbols: • First Republic Bank (FRC) • UMB Financial Corporation (UMBF) • SVB Financial Group (SIVB) • First Hawaiian, Inc. (FHB) • East West Bancorp, Inc. (EWBC) • Bank of Hawaii Corporation (BOH) • Cullen/Frost Bankers, Inc. (CFR) • Trustmark Corporation (TRMK) • Associated Banc-Corp (ASB) • International Bancshares Corporation (IBOC) • Wintrust Financial Corporation (WTFC) • Community Bank System, Inc. (CBU) • Commerce Bancshares, Inc. (CBSH) • Boston Private Financial Holdings, Inc. (BPFH) • IBERIABANK Corporation (IBKC) • First Financial Bankshares, Inc. (FFIN) • Westamerica Bancorporation (WABC ) 35 Source: Company documents